UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

THE TOPPS COMPANY, INC.

(Name of Subject Company)

UD COMPANY, INC.

THE UPPER DECK COMPANY

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

890786106

(Cusip Number of Class of Securities)

Gerald W. Koslow

Vice President, Controller

The Upper Deck Company

985 Trade Drive, Suite A

North Las Vegas, Nevada 89030

Telephone: (702) 633-8885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joshua B. Grode, Esq.	Howard S. Lanznar, Esq.
Bertha C. Willner, Esq.	Elliot Press, Esq.
Monica D. Nguyenduc, Esq.	Katten Muchin Rosenman LLP
Liner Yankelevitz Sunshine & Regenstreif LLP	525 West Monroe Street
1100 Glendon Avenue, 14th Floor	Chicago, Illinois 60661-3693
Los Angeles, California 90024	Telephone: (312) 902-5200
Telephone: (310) 500-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$416,719,987.50	$12,793.30

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 38,764,650 (the number of shares of common stock of the subject company outstanding as of May 25, 2007, as reported in the subject company’s annual report on Form 10-K for the fiscal year ended March 3, 2007), by $10.75 (the purchase price per share offered by Offeror).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #3 for Fiscal Year 2007 issued by the Securities and Exchange Commission on September 29, 2006, equals $30.70 per one million dollars of the transaction valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO is filed by The Upper Deck Company, a Nevada corporation (“Parent”), and UD Company, Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Parent. This Schedule TO relates to the offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of The Topps Company, Inc., a Delaware corporation (the “Company”), at $10.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase (Exhibit (a)(1)(i)) is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the company and the issuer of the securities to which this Schedule TO relates is The Topps Company, Inc., a Delaware corporation. The principal executive office of the Company is located at One Whitehall Street, New York, New York 10004-2109 and its telephone number is (212) 376-0300.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of the Company. According to the Company’s annual report on Form 10-K for the fiscal year ended March 3, 2007 filed on June 1, 2007 with the Securities and Exchange Commission (the “SEC”), as of May 25, 2007, there were 38,764,650 shares of the Company’s common stock outstanding.

(c) The information set forth in Sections 6 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends” and “Dividends and Distributions” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

This Schedule TO is filed by Offeror and Parent. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Offeror and Parent” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)-(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in the “Summary Term Sheet,” “Introduction” and Section 12 of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights” is incorporated herein by reference.

(e) Not applicable.

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in “Summary Term Sheet,” “Introduction” and Sections 9, 11 and 12 of the Offer to Purchase entitled “Certain Information Concerning Offeror and Parent,” “Background of the Offer,” and “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal

Rights,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed in this Item 5 between any of Offeror, the Company or any of their respective affiliates or subsidiaries or, to the knowledge of Offeror, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

Item 6.	Purpose of this Transaction and Plans or Proposals.

The information set forth in the “Summary Term Sheet,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights,” and “Dividends and Distributions,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the “Introduction” and Sections 11, 12 and 16 of the Offer to Purchase entitled “Background of the Offer,” “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) - (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 11 of the Offer to Purchase entitled “Background of the Offer” is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated June 25, 2007.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(i)	Text of press release issued by Parent, dated June 25, 2007.

(a)(5)(ii)	Letter to Board of Directors of The Topps Company, Inc., dated June 25, 2007, from The Upper Deck Company.

(b)(1)	CIBC commitment letter described in Section 10 entitled “Source and Amount of Funds” of the Offer to Purchase.

(b)(2)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2007

THE UPPER DECK COMPANY

By:	/s/ GERALD W. KOSLOW
Name:	Gerald W. Koslow
Title:	Vice President, Controller

UD COMPANY, INC.

By:	/s/ GERALD W. KOSLOW
Name:	Gerald W. Koslow
Title:	Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated June 25, 2007.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(i)	Text of press release issued by Parent, dated June 25, 2007.

(a)(5)(ii)	Letter to Board of Directors of The Topps Company, Inc., dated June 25, 2007, from The Upper Deck Company.

(b)(1)	CIBC commitment letter described in Section 10 entitled “Source and Amount of Funds” of the Offer to Purchase.

(b)(2)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.